UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders Meeting to be held on April 27, 2023

Autonomous City of Buenos Aires, March 29, 2023

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2023

Buenos Aires, March 29, 2023 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, reports that on the date hereof the Board of Directors of the Company issued the recommendations and motion proposals regarding the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 27, 2023, according to the text that is hereinbelow transcribed.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2023

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 27, 2023 (the “AGM”).

1.	Appointment of two shareholders to sign the Minutes

It will be recommended to the AGM that two of the shareholders in attendance be appointed to sign the minutes.

2.	Consideration of the documentation required by section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2022

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2022. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) www.argentina.gob.ar/cnv and at www.gruposupervielle.com.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2022

To date, the Board of Directors is comprised of the following members:

ChairmanJulio Patricio Supervielle

First Vice-ChairmanEmérico Alejandro Stengel

Second Vice-ChairmanAtilio María Dell’Oro Maini

Regular DirectorsEduardo Pablo Braun

Laurence Nicole Mengin de Loyer

Hugo Enrique Santiago Basso

José María Orlando

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2022

To date, the Supervisory Committee is comprised of the following members:

Regular SyndicsEnrique José Barreiro

Carlos Alfredo Ojeda

Valeria Del Bono Lonardi

Alternate SyndicsCarlos Enrique Lose

Roberto Aníbal Boggiano

Jorge Antonio Bermúdez

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.	Consideration of the remuneration to the Board of Directors for AR$ 295,452,382 (AR$ 242,096,495 at historical values), corresponding to the fiscal year ended December 31, 2022, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended December 31, 2022, be set at AR$ 295.452.382 (AR$ 242.096.495 at historical values). It is stated that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies that include compensations accrued in the fiscal year, which payment shall occur on a future date (in accordance with instructions of the United States Securities and Exchange Commission (“SEC”) on form 20-F in its part I, item 6.B), amounted to AR$668.566.607.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2022

It will be proposed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended December 31, 2022, be set at AR$1.124.999.

7.	Determination of the number of Regular and Alternate members of the Board of Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed

The Board of Directors does not make recommendations in this regard, but informs that the term of office of directors Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Eduardo Pablo Braun and Hugo Enrique Santiago Basso expires at the AGM.

The controlling shareholder of the Company has informed that will request that the number of regular directors be fixed at 7 and that no alternate directors be appointed.

Also, the controlling shareholder of the Company has made a proposal to: (i) re-elect Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Eduardo Pablo Braun y Hugo Enrique Santiago Basso as regular directors for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2024.

The following is a summary of the professional background of the candidates:

Julio Patricio Supervielle is Chairman of the Board of Grupo Supervielle and CEO of Grupo Supervielle. He also serves as Chairman of Banco Supervielle, IUDÚ, Tarjeta, Sofital, InvertirOnline, InvertirOnline.com Argentina, Espacio Cordial de Servicios, Bolsillo Digital and Supervielle Agente de Negociación, IOL Holding S.A. and IOL Agente de Valores S.A., subsidiaries of Grupo Supervielle. With over 35 years of financial industry experience, he joined the family business Exprinter-Banex in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has been leading Grupo Supervielle since early 2000. During this time, Grupo Supervielle achieved significant growth in terms of net worth, assets and deposits, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) on the New York Stock Exchange and the Buenos Aires Stock Exchange. Mr. Supervielle has a degree in Business Administration from Universidad Católica Argentina, holds a master’s degree from The Wharton School of the University of Pennsylvania and attended the Global CEO Program organized by Wharton, IESE and CEIBS. As Chairman and CEO, Mr. Supervielle brings to the Board his expertise and proven leadership in the financial industry as well as valuable insight into our strategy formulation, culture crafting, risk management and compensation, providing an essential link between management and the Board. He also provides the Board with important perspectives on innovation, management development and industry challenges and opportunities.

Atilio Dell´Oro Maini serves as Second Vice-Chairman of Grupo Supervielle, First Vice Chairman of Banco Supervielle, Chairman of Micro Lending, Vice Chairman of IUDÚ, Vice Chairman of Supervielle Seguros, Vice Chairman of Supervielle Productores Asesores de SegurosVice Chairman of Sofital, Vice Chairman of Espacio Cordial de Servicios, Vice Chairman of Tarjeta, Vice Chairman of InvertirOnline, Vice Chairman of InvertirOnline.com Argentina, Vice Chairman of Bolsillo Digital, Vice Chairman of Supervielle Agente de Negociación and Director of IOL Holding, subsidiaries of Grupo Supervielle. In 2003, he joined the law firm Cabanellas-Etchebarne-Kelly as a Senior Partner of the Banking and Capital Markets divisions. In 1997, he worked at the London-based global law firm Linklaters & Paines. He worked in New York City as a Foreign Associate at the law firm White & Case in 1987 and Simpson Thatcher & Bartlett from 1988-1989. Previously, he joined the law firm Cárdenas, Cassagne & Asociados and was made Partner in 1990. He has extensive experience advising banks and other financial entities, corporations and governments with respect to all types of international and domestic banking and financial transactions. Atilio is a lawyer, with degrees in Political Science and Agricultural Production. He also completed the Program of Instruction for Lawyers at Harvard Law School. He is a Professor at the Master’s in Business Law program at Universidad de San Andrés, as well as a member of the Bar Association of the city of Buenos Aires. Mr. Dell’Oro Maini brings to the Board more than 30 years of experience in the legal and financial sectors with extensive expertise in mergers and acquisitions, international capital market transactions and strategic financial issues. Mr. Dell’Oro Maini offers the company valuable perspective and guidance in corporate governance, regulatory framework and Board effectiveness. He also has significant knowledge and direct involvement in issues related to CSR/ESG initiatives.

Eduardo Pablo Braun is an industrial engineer from the University of Buenos Aires, where he won the "Bunge & Born" scholarship for his academic excellence. He holds an MBA with emphasis in Finance and Marketing from The Wharton School of the University of Pennsylvania, 1990. He is an international speaker on leadership, culture and innovation, a business consultant and author of "People First Leadership", edited in English, Spanish and Chinese. He has taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and he has lectured in various academic and business forums in Singapore, Dubai, Germany and the United States, among other countries. He was a professor at UCA (Universidad Católica Argentina) and Universidad de San Andrés. Between January 2016 and December 2019 he served as Director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was Director of HSM Group between 1999 and 2011, as Head of Global Programs and Speaker Relations. He is a member of the Board of Directors of the multinational Cuvelier Los Andes Vineyards. In 2018 he was responsible for creating and leading the Advisory Board for the design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consulting firm, specializing in strategy and business development. His experience as a management consultant began with Booz Allen & Hamilton in their Paris office in 1990, where he worked on various projects for Europe, Brazil and Argentina, combining his experience as a consultant with executive positions. He participates or has participated in several NGOs including the Clinton Global Initiative of which he was a member for 5 years and EMA (Esclerosis Múltiple Argentina). He is a member of the Board of ICANA (Instituto Cultural Argentino Norteamericano) and President of the G25 Foundation. Currently, he serves as an Independent Director of Grupo Supervielle S.A.

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last nine years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates and E&J Gallo, he joined Jackson Family Wines, currently overseeing thier Costing and Inventory for a portfolio of twenty luxury wineries. He is Director of Grupo Supervielle S.A., Banco Supervielle S.A., Espacio Cordial and InvertirOnline.com Argentina S.A.U.vernment. He was Director of the HSM Group between 1999 and 2011, in charge of the Global Relations Direction with the Speakers. He is a member of the Board of multinational compnay Cuvelier Los Andes (French wines). In 2018 he was responsible for creating and conducting the Advisory Council for the Design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consultancy firm specialized in strategies and business development. His experience as a management consultant began with Booz Allen & Hamilton at the Paris offices in 1990, where he worked on various projects for Europe, Brazil and Argentina, where he combined his experience as a consultant with that of executive positions. He participates or has participated in several NGOs such as the Clinton Global Initiative, of which he was a member for 5 years, EMA (Multiple Sclerosis Argentina), is a member of the Council of ICANA (Argentine Cultural Institute of North America) and President of the G25 Foundation. He currently serves as an Independent Director of Grupo Supervielle S.A. Mr. Braun provides to our Board of Directors his expertise in corporate governance, strategy and organizational culture. Including his international business experience of working experience based in Europe and as Director of an international company in the knowledge economy. As author and international speaker Mr. Braun has helped companies understand and tackle their cultural challenges. Mr. Braun also has experience serving as an outside Director of a subsidiary of a public company.

It is hereby informed that, in case of being re-elected as directors, Mr. Eduardo Pablo Braun will have the status of “Independent Director” while Messrs. Julio Patricio Supervielle, Atilio Maria Dell’Oro Maini and Hugo Enrique Santiago Basso will have the status of “Non-Independent Directors”, in accordance with the provisions of the regulations of the CNV.

It is also hereby informed that, in case of being re-elected as directors, Mr Eduardo Pablo Braun, will have the status of “Independent Director” in accordance with the provisions of the regulations of the Securities and Exchange Commission (SEC) of the United States of America.

8.	Appointment of regular and alternate members of the Supervisory Committee

The Board of Directors does not make recommendations in this regard, but informs that the controlling shareholder of the Company has informed that will propose to the AGM that Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi be appointed as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez be appointed as alternate syndics, all for the term of one fiscal year, i.e. until the anual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law No. 19,550, corresponding to the fiscal year ending on December 31, 2023.

The following is a summary of the candidates’ professional background:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta Automática S.A., Sofital S.A.F. e I.I., IUDU Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined

Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, IUDU Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as a Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy graduated from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A., IUDU Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

All candidates proposed to comprise the Supervisory Committee, in case of being re-elected, will have the status of “Independent” according to the regulations of the CNV.

9.

Consideration of the results for the fiscal year ended December 31,2022 and destination of unallocated results as of December 31, 2022 (loss of thousands of AR$7,929,040) proposed to be fully absorbed against a facultative reserve of thousand AR$3,781,173, a legal reserve of thousand AR$1,035,973 and an issue premium of thousand AR$3,111,894.

It is hereby informed that the Negative Unallocated Results as of December 31, 2022 amount to AR$ 7.929.040 thousand that the Board of Directors propose to be fully absorbed with the Voluntary Reserve of AR$3,781,173 thousand, a legal reserve of AR$1,035,973 thousand and paid in capital of AR$3,111,894 thousand. It is worth mentioning that the Negative Retained Earnings are made up of: a) the result of the year, which was a loss of AR$4,387,575 thousand, b) A negative Adjustment to Results of Previous Years due to the adoption of IFRS 9 paragraph 5.5 in the subsidiary IUDU Compañía Financiera which amounted to AR$3,535,486 thousand, and c) A negative result from the realization of assets measured at fair value with changes in OCI for AR$5,979 thousand. It is hereby stated that such figures mentioned are expressed in homogeneous currency of December 31, 2022.

If approved by the AGM the foregoing, Grupo Supervielle’s Net Worth will be composed as follows:

December 31.12.2022
Thousands of AR$

Capital Stock	444.411
Capital Adjustment	8.794.281
Paid-in Capital	81.738.055
Own Shares in Portfolio	12.311
Comprehensive Adjustment of Treasury Shares	820.226

Voluntary Reserve	1.383.270
Cost of own shares in Portfolio	(1.383.270)
Otros Comprehensive Results	1.031.432
Total Net Worth	92.840.716

10. Consideration of the Integrated Report as of 2022

The Board of Directors proposes that the Shareholders' Meeting consider and approve the first Integrated Report (2022) of Grupo Supervielle. This document reflects the way in which the Company aligns the corporate strategy and business results with environmental, social and governance indicators for the sustainable value creation. Through the Integrated Report, Grupo Supervielle assumes the commitment to openly and transparently report its financial and non-financial performance to interested parties.

The Shareholders are informed that the document was prepared in accordance with the guidelines of the International Framework<IR> developed by the International Integrated Reporting Council (“IIRC”) and in accordance with the GRI 2021 Standards of the Global Reporting Initiative. Metrics and criteria defined by the Sustainability Accounting Standards Board (SASB), Banks division, were also considered.

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2022

The Board of Directors proposes that the remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2022 be the sum of AR$14.597.978 (AR$12.469.356 without considering the inflation adjustment). It is hereby stated that the Audit Committee pre-approved all services rendered by the External Auditor and its relevant fees.

For information purposes only, the remuneration of the Certifying Accountant of the financial statements as of December 31, 2022 of the Company and its controlled companies totaled AR$321.262.624 (AR$249.948.046  without considering the inflation adjustment).

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31,2023 and determination of their remuneration

As per the recommendation of the Audit Committee, the Board of Directors proposes to appoint María Mercedes Baño and Santiago José Mignone, partners of the firm Price Waterhouse & Co. S.R.L., as Certifying Accountants, regular and alternate, respectively, for the financial statements of the fiscal year to end on December 31, 2023.

With regards to their remuneration, it is proposed that it be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2023.

13.

Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

The Board of Directors proposes that a budget of AR$10.520.000 be allocated to the Audit Committee, in order to be used for the payment of professional consulting, advising, legal or training services during the fiscal year to end on December 31, 2023.

14.	Reform Section 14 bis of the Company’s Bylaws. Issuance of an ordered text of the Companys´ Bylaws.

The Board of Directors proposes the reform of Section 14 Bis of the Company’s Bylaws in order to comply with Capital Markets Law 26,831 and CNV General Resolution No. 939/2022. In this sense, it is proposed to modify said article in the terms indicated below, and as required to the Company by the CNV through notification dated March 27, 2023:

(i)In all cases where the word "members" is mentioned, replace it with "shareholders, their representatives, and other participants", as appropriate in each paragraph, and as provided for in R.G. No. 939/2022;

(ii) Where it is indicated that the minutes will be signed "by the members present and by the representative of the Supervisory Committee, as provided for in art. 61 of Law 26,831…” replace with a paragraph that contemplates that the minutes will be signed “by the President, by the partners designated for this purpose, and a representative of the supervisory body, in accordance with current regulations”;

(iii) Eliminate the phrase that reads "Members who have participated remotely may sign the minutes, without the omission to do so affecting the validity of the meeting and the resolutions adopted in it";

(iv) Add a paragraph that establishes that "In the event of holding virtual meetings, the provisions of current regulations will be fully complied."

(v) Clarify specifically that the shareholder who wishes to participate in person at the corporate headquarters must be assured that they can do so.

By virtue of the changes indicated above, it is proposed that Section 14 bis be drafted in accordance with the following detail:

Art. 14 bis. The meeting may function with the shareholders, their representatives, and other participants present or communicated among themselves, by other means of simultaneous transmission of sound, images, and words. For the purposes of determining the quorum, the shareholders present and those who participate remotely, through the technological means specified above, may be found inside or outside the country. The minutes of the meeting where shareholders, their representatives, and other participants meet under the concepts described above, will be prepared and signed within five days of the meeting, by the President, by the partners designated for this purpose, and a representative of the body control, in accordance with current regulations. The minutes will record the statements of the shareholders, their representatives, and other participants present and those who are at a distance, as well as their votes in relation to each resolution adopted. The Supervisory Committee, through its representatives at the assembly meeting, must record in the minutes the names of the shareholders, their representatives, and other participants who have participated remotely and the regularity of the decisions adopted. In the event of holding meetings remotely, the provisions of current regulations will be fully complied with, and the shareholder who wishes to participate in person at the corporate headquarters must be assured that they can do so.

15.       Authorizations

The Board of Directors proposes to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved;  (ii) Messrs. Sergio Gabriel Gabai, Agustina del Pilar González, María Lucrecia Galland and Carla Susana Cánepa (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks.

_____________________________
Grupo Supervielle S.A. Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 29, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer